INTERNATIONAL COMMERCIAL TELEVISION INC.

COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE QUARTERS ENDED MARCH 31, 2008,

Form 10-KSB for Fiscal Year Ended December 31, 2007

1. Internal Control Over Financial Reporting

Management did indeed perform an assessment of internal control over financial reporting as of December 31, 2007. Unfortunately, the appropriate report and assessment was not expressed on the 10-KSB under item 8A due to an administrative error. The corrected and amended 10-KSB has now been filed, with Management’s Annual Report on Internal Control Over Financial Reporting included. Despite this error, management believes that the Form 10-KSB for the year ended December 31, 2007 fairly present our financial condition, results of operations and cash flows in all material respects.

2. Form Type

We have reviewed our filing requirements and have confirmed that we will be filing our next quarterly report on Form 10-Q.